(Check One) ☐ Form 10-K/Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number 000-50532 CUSIP Number 83426W 10 1

For period ended June 30, 2004
☐ Transition Report on Form 10-K/Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q/Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Solomon Technologies, Inc.

Full name of registrant:

1400 L&R Industrial Blvd.

Address of principal executive office:

Tarpon Springs, Florida 34689

City, State and Zip Code:

PART II

RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant’s management was unable to furnish all necessary supporting documentation to the registrant’s auditors in sufficient time to permit the registrant’s auditors to complete the review of the financial statements by the due date. The registrant expects to be able to file within the additional time allowed by this report.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

James G. Smith, Esq.

Tarter Krinsky & Drogin, LLP

(212) 481-8585

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s) ☒ Yes ☐ No

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(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The Company anticipates reporting a significant decline in revenue for the six months ended June 30, 2004 of approximately $63,000 as compared to $183,371 for the comparable period ended in 2003, and a decline in revenue for the three months ended June 30, 2004 of approximately $7,000 as compared to $124,505 for the comparable period ended in 2003.

The Company also anticipates reporting a significant net loss, primarily due to approximately to $1.4 million in interest expense from recognizing additional interest related to the issuance of our mandatorily redeemable Series A Preferred Stock during the three months ended June 30, 2004.

Solomon Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2004	By:	/s/ PETER W. DEVECCHIS
Peter W. DeVecchis
President

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